UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The 2021 annual general meeting of shareholders (the “Annual General Meeting”) of GFL Environmental Inc. (the “Company”) will be held on May 19, 2021. The Notice of Annual General Meeting of Shareholders, the Management Information Circular for the Annual General Meeting of Shareholders and the form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

Exhibit 99.2 to this Current Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-236949).

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description

99.1	GFL Environmental Inc. Notice of Annual General Meeting of Shareholders to be held on May 19, 2021
99.2	GFL Environmental Inc. Management Information Circular for the Annual General Meeting of Shareholders to be held on May 19, 2021
99.3	GFL Environmental Inc. Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
Date: April 16, 2021	Title:	Executive Vice President and General Counsel

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